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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                           Brandywine Realty Trust REIT
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   105368-10-4
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                                  (CUSIP Number)

                  Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   June 21, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                538,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               538,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     538,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%**
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14   TYPE OF REPORTING PERSON*
     00
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**Includes 59,949 Shares and a warrant to purchase 59,949 Shares acquired by
Turkey Vulture Fund XIII, Ltd.

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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                119,898**
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               119,898**
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     119,898**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%**
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14   TYPE OF REPORTING PERSON*
     00
- -------------------------------------------------------------------------------
**Includes 59,949 Shares and a warrant to purchase 59,949 Shares acquired by
Turkey Vulture Fund XIII, Ltd.

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CUSIP No. 105368-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 2 to Schedule 13D Statement is filed jointly on behalf of the Richard M. Osborne Trust (the "Trust") and the Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Schedule 13D Statement filed by the Trust on January 29, 1996.


Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) Turkey Vulture Fund XIII, Ltd. (the "Fund") is an Ohio limited liability company. Richard M. Osborne is the sole manager of the Fund.

     (b) The business address of the Fund is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments.

     (d)  Negative with respect to the Fund.

     (e)  Negative with respect to the Fund.

     (f)  The Fund is an Ohio limited liability company.

Item 3.   Source and Amount of Fund or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares and warrant to purchase Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of $338,000. The source of the funds was the working capital of the Fund.


Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     Reference is hereby made to the Loan and Securities Purchase Agreement by and between the Fund and Brandywine Realty Trust, a Maryland real estate investment trust ("Brandywine"), dated June 21, 1996 (the "Purchase Agreement") and the exhibits thereto. The following summary of the Purchase Agreement and related documents is qualified by reference to the full text of the Purchase Agreement and related documents, which are attached as exhibits hereto.

     On June 21, 1996, the Fund invested $1.3 million in Brandywine, by loaning to Brandywine $992,293 and by acquiring from Brandywine 59,949 units at a per unit price of $5.63. The loan is unsecured and bears interest at the prime
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CUSIP No. 105368-10-4

rate in effect from time to time. Interest is payable quarterly in arrears, and Brandywine has the right to pay the accrued interest in cash when due or add the accrued interest to the outstanding principal amount of the loan. Each unit issued to the Fund includes one Share and one six-year warrant to purchase an additional Share at $6.50 per Share (subject to customary antidilution adjustments). Under certain circumstances that may arise if Brandywine issues additional Shares to any person other than to the Fund, the Trust, Mr. Osborne or his affiliates, Brandywine is obligated to issue additional units, at $5.63 each, to the Fund as a mandatory prepayment of the Fund's loan. The loan matures on June 21, 1999. The Fund made its investment in Brandywine for the purposes of investment.

     Under the terms of the Purchase Agreement, the Fund agreed to be bound by all of the provisions of that certain agreement, dated March 20, 1996, by and among Brandywine, Mr. Osborne and the Trust which is described in, and attached to, the Amendment No. 1 to Schedule 13D Statement filed by the Trust on March 27, 1996.

     Brandywine has agreed to provide the Fund and the Trust with registration rights covering the Shares issued and issuable as part of the Fund's investment. The registration rights agreement (the "Registration Rights Agreement") will be entered into by the Fund, Brandywine, Safeguard Securities, Inc. ("SSI") and The Nichols Company ("TNC") at the time of the closing of the proposed transaction between Brandywine, SSI, TNC and certain others (the "SSI/TNC Transaction"). If the SSI/TNC Transaction is not consummated, Brandywine will provide registration rights to the Fund on substantially similar terms to those that would have been provided in the form of Registration Rights Agreement attached as Exhibit 7.8 hereto.

     The Registration Rights Agreement will provide that, at the request of certain holders of registrable securities, including the Fund ("Registrable Securities"), Brandywine will, at its expense, register up to two underwritten distributions of Shares and provide for an annual shelf registration of such Shares for sale at the market through brokers' transactions and thereafter with market makers; provided, however, that Brandywine will not be obligated to pay the expenses of an underwritten offering during the first 12 months after the closing date of the SSI/TNC Transaction. The holders of Registrable Securities will also be entitled to "piggyback" on the registrations of Shares. In connection with the registrations, Brandywine and the selling shareholders will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Brandywine, there are 1,856,200 Shares outstanding.

     The Fund beneficially owns 119,898 Shares, which is the sum of the 59,949 Shares and the warrant to purchase 59,949 Shares issued by Brandywine to the Fund on June 21, 1996. The 119,898 Shares beneficially owned by the Fund
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CUSIP No. 105368-10-4

represent approximately 6.1% of the sum of the Shares reported to be outstanding by Brandywine and the Shares and warrant issued on June 21, 1996.As sole manager of the Fund and as sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own the Shares beneficially owned by the Fund and the 538,800 Shares previously reported as being owned by the Trust for a total of 658,698 Shares, or approximately 33.3% of the sum of the Shares reported to be outstanding by Brandywine and the Shares and warrant issued on June 21, 1996.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) The transaction described in Item 3 hereof pursuant to which the Fund acquired the 59,949 Shares and the warrant to purchase 59,949 Shares is the only transaction by the Fund in the Shares that was effected during the past 60 days.


Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.5     --  Loan and Securities Purchase Agreement, dated June 21,
                         1996, by and between Turkey Vulture Fund XIII, Ltd. and Brandywine Realty Trust

     Exhibit 7.6    --   Promissory Note, dated June 21, 1996, issued by
                         Brandywine Realty Trust to Turkey Vulture Fund XIII,
                         Ltd.

     Exhibit 7.7    --   Warrant Agreement for the Purchase of Shares of Common
                         Stock, dated June 21, 1996, issued by Brandywine
                         Realty Trust to Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.8     --  Form of Registration Rights Agreement (Exhibit D to
                         Purchase Agreement)

     Exhibit 7.9    --   Agreement of Joint Filing



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CUSIP No. 105368-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 1996              THE RICHARD M. OSBORNE TRUST


                                   By:   /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Trustee



                                   TURKEY VULTURE FUND XIII, LTD.



                                   By:   /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager





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                                  Exhibit Index


     Exhibit 7.5     --  Loan and Securities Purchase Agreement, dated June 21,
                         1996, by and between Turkey Vulture Fund XIII, Ltd. and Brandywine Realty Trust

     Exhibit 7.6    --   Promissory Note, dated June 21, 1996, issued by
                         Brandywine Realty Trust to Turkey Vulture Fund XIII,
                         Ltd.

     Exhibit 7.7    --   Warrant Agreement for the Purchase of Shares of Common
                         Stock, dated June 21, 1996, issued by Brandywine
                         Realty Trust to Turkey Vulture Fund XIII, Ltd.

     Exhibit 7.8     --  Form of Registration Rights Agreement (Exhibit D to
                         Purchase Agreement)

     Exhibit 7.9    --   Agreement of Joint Filing